UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-10762
CUSIP NUMBER 41754V103

(Check One):         ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR

                               ☐ Form N-CSR

For Period Ended: December 31, 2012
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Harvest Natural Resources, Inc.

Full Name of Registrant

Former Name if Applicable

1177 Enclave Parkway, Suite 300

Address of Principal Executive Office (Street and Number)

Houston, Texas 77077

City, State and Zip Code

PART II—RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the preparation of the financial statements of Harvest Natural Resources, Inc. (“we”, “our” or the “Company”) for the fiscal year ended December 31, 2012, and following discussions with the audit committee of our board of directors and our auditors, management concluded that the Company is unable to file its Annual Report on Form 10-K within the prescribed time period without unreasonable effort or expense due to the following:

•

Following discussions with the audit committee of our board of directors, management concluded that there were certain errors related to our incorrect capitalization of certain lease maintenance costs and certain internal selling, general and administrative costs. In addition we identified an error in the presentation of certain cash flow items and determined that certain long-lived assets have been impaired. Extra time is needed to determine the appropriate adjustments to such capitalized costs and the appropriate amounts by which our long-lived assets have been impaired.

•	During the annual audit, certain errors were identified that will require the Company to revise and possibly restate its financial statements for certain periods in 2010, 2011 and 2012.
•

The Company is in the process of completing its evaluation of its internal controls over financial reporting as of December 31, 2012 in accordance with Section 404 of the Sarbanes Oxley Act. Although such evaluation is not complete, the Company has determined that a material weakness existed in its controls over the accuracy and presentation of its accounting for certain long-lived assets. It is possible additional material weaknesses could be identified as a result of our analysis.

The foregoing issues have caused the Company to be unable to compile all information necessary to prepare and file its Annual Report on Form 10-K for the year ended December 31, 2012 within the prescribed period (on or before March 18, 2013) without unreasonable effort or expense.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen C. Haynes	281	899-5700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that our results of operations for the year ended December 31, 2012 will reflect a net loss attributable to Harvest of approximately $9.6 million, or $0.26 per diluted share, compared with net income attributable to Harvest of $51.8 million, or $1.32 diluted earnings per share, for the year ended December 31, 2011. The decrease in earnings attributable to Harvest of $61.4 million was due primarily to a decrease in net income from discontinued operations of $99.3 million, primarily resulting from the sale of our Utah assets, offset by a decrease in net operating expenses and other expenses of $37.9 million. In addition, due to our liquidity position, our auditors have informed us that their opinion will include a going concern qualification.

            Harvest Natural Resources, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 2013	By:	/s/ Stephen C. Haynes
Stephen C. Haynes
Vice President — Finance, Chief Financial Officer and Treasurer